UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
NexQloud Technologies, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 29, 2024

Physical address of issuer
228 Hamilton Ave, 3rd Floor, Palo Alto, California, 94301

Current number of employees
24

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$388,990.74	$0.00
Cash & Cash Equivalents	$388,990.74	$0.00
Accounts Receivable	0	$0.00
Short-term Debt	0	$0.00
Long-term Debt	0	$0.00
Revenues/Sales	0	$0.00
Cost of Goods Sold	$273,902.43	$0.00
Taxes Paid	$2,274.03	$0.00
Net Income	$-424,028.15	$0.00


April 29, 2025

FORM C-AR

NexQloud Technologies, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NexQloud Technologies, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at nexqloud.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NexQloud Technologies, Inc. (the "Company") is a Delaware Corporation, formed on January 29, 2024.

The Company is located at 228 Hamilton Ave, 3rd Floor, Palo Alto, California, 94301.

The Company's website is nexqloud.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on the development of a decentralized cloud computing infrastructure and securing $5,000,000 to complete its deployment rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, the amount raised in the Reg. CF offering (the "Offering") currently open and terminating on April 30th, 2025 of securities (the "Securities") will be sufficient to satisfy our contemplated cash requirements through approximately October

31st, 2025 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on January 29, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our

proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide services, major components, basic ingredients subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular service, component, basic ingredient subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials and services from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing a comprehensive cybersecurity framework. This framework includes the use of end-to-end encryption for data in transit and at rest, regular security audits and penetration testing conducted by third-party security experts, strict access controls and authentication measures to limit access to sensitive information, and ongoing staff training on cybersecurity best practices. The expenses associated with protecting our information/ these steps] could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID- 19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible financing or liquidity event that could result in the conversion of the Security, to the benefit of the investors.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the rate of the Offering, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, investors should consider the overall valuation of the Company in addition to their individual return. Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single- source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading- edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be

repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support.

As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face

significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the

Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Technology Development Risk: Developing cutting-edge decentralized cloud computing technology and the underlying blockchain infrastructure presents significant challenges. NexQloud may encounter unforeseen technical hurdles that could delay product launches, increase operational costs, or necessitate additional rounds of financing to achieve desired functionality and performance standards. These technical issues could stem from the complexity of integrating blockchain with cloud computing, ensuring high availability and reliability, or scaling the platform to accommodate growth.

Regulatory Compliance Risk: The rapidly evolving regulatory landscape for blockchain technologies and token-based rewards systems presents a significant compliance challenge.

NexQloud operates in a field subject to scrutiny regarding data security, financial transactions, and token issuance. Changes in regulation, both domestically and internationally, could necessitate substantial adjustments to NexQloud's operational practices, technology deployment, and business model. Compliance failures or delays could result in fines, sanctions, or forced modifications to critical aspects of the business, impacting growth and investor returns.

Market Acceptance Risk: Despite the potential advantages of decentralized cloud computing, there is a risk that the market may be slow to adopt such innovative solutions.

Businesses and individual users accustomed to traditional cloud services might be hesitant to transition to a decentralized model due to concerns over reliability, performance, or security. NexQloud's success is contingent upon convincing stakeholders of the value proposition, reliability, and cost benefits of its platform. Failure to achieve broad market acceptance could limit revenue growth and undermine the Company's financial viability.

Intellectual Property Risk: NexQloud's ability to maintain a competitive edge is partly contingent upon its capacity to protect its proprietary technology, including unique algorithms, software developments, and the specialized blockchain infrastructure that underpins its service offerings. The failure to secure or defend intellectual property rights, through patents, trademarks, or copyright protections, could expose the Company to competitive pressures, with rivals potentially replicating key innovations. Such scenarios could dilute NexQloud's market standing, impact profitability, and constrain its ability to attract investment for growth.

Token Value Fluctuation Risk: The NXQ tokens, essential to the NexQloud ecosystem for transactions, rewards, and access to services, are subject to the volatile nature of cryptocurrency markets.

Factors such as market sentiment, regulatory changes, and broader economic conditions can lead to significant fluctuations in token value. A substantial decline in the value of NXQ tokens could impact the incentive structure for hardware contributors and users, potentially destabilizing the ecosystem and affecting the Company's revenue model.

Liquidity Risk of Tokens: NXQ tokens, while integral to the NexQloud platform's operation, may face liquidity challenges on cryptocurrency exchanges.

Restrictions, lack of listing on major exchanges, or low trading volumes can hinder token holders' ability to sell or exchange NXQ tokens readily. This liquidity risk could deter potential

contributors and users from participating in the NexQloud ecosystem, impacting its growth and viability.

Economic Dependence on Tokenomics: NexQloud's business model and operational sustainability are intricately linked to the performance and acceptance of NXQ tokens within and beyond its platform.

Dependence on tokenomics places the company at risk of financial instability if there are significant shifts in token valuation, utility perception, or regulatory stance towards utility tokens. Such shifts could undermine the economic foundation of NexQloud, affecting its ability to fund operations and scale effectively.

Operational Risk Due to Decentralization: The decentralized nature of NexQloud's computing network offers advantages in terms of resilience and cost efficiency but also introduces complex operational challenges.

Coordinating a distributed network of hardware providers, ensuring consistent service quality, and managing network security without centralized control mechanisms can pose significant risks. Operational inefficiencies, network disruptions, or failures to maintain service standards could result in customer dissatisfaction and reputational damage.

Scalability Risk: As NexQloud seeks to expand its user base and computational capacity, it may encounter challenges in scaling its infrastructure to accommodate growth without compromising performance.

Decentralized networks, while robust against certain types of failure, can face issues related to data consistency, transaction throughput, and latency as they grow. Failure to effectively manage scalability could hinder NexQloud's ability to attract and retain users, limiting its market potential and growth prospects.

Legal Risk of Token Classification: There exists a legal risk that NXQ tokens, pivotal to NexQloud's ecosystem for transactions and rewards, might be classified as securities by regulatory bodies.

Such a classification would subject NexQloud to a different regulatory framework, potentially imposing stringent compliance requirements, financial penalties, or restrictions on the sale and distribution of NXQ tokens, thereby impacting the Company's operational model and growth prospects.

Competition Risk: The decentralized cloud computing market is rapidly evolving, and there is a risk that established cloud service providers with significant resources and existing customer bases could enter the decentralized space.

Such competition could lead to market saturation, pricing pressures, and a potential loss of market share for NexQloud, requiring continuous innovation and strategic positioning to maintain a competitive edge.

Technology Obsolescence Risk: In the fast-paced technology sector, particularly within blockchain and decentralized computing, there is a continual risk of technological obsolescence.

NexQloud's current technology and infrastructure may become outdated due to rapid advancements in technology, emerging industry standards, or shifts in customer preferences. Staying ahead requires continuous research and development investment, but failure to adapt quickly could result in the loss of competitive advantage and relevance in the market.

Execution Risk: The risk that NexQloud fails to effectively implement its business strategy or to efficiently manage its operations, leading to the inability to meet key business objectives.

Ineffective execution could result from operational failures, poor management decisions, or the inability to adapt to market changes, which could detrimentally affect the Company's financial performance and market standing.

Environmental Regulation Risk: NexQloud operates in a sector increasingly scrutinized for its environmental impact.

Future regulations aimed at reducing energy consumption and carbon emissions could introduce significant operational and compliance costs. Stricter environmental regulations could necessitate substantial adjustments to NexQloud's operational practices, potentially increasing costs and impacting profitability.

Token Regulation and Compliance Risk: The regulatory environment for blockchain technologies and cryptocurrencies is rapidly evolving and could subject NexQloud to new compliance obligations and regulatory scrutiny.

Changes in laws or regulations affecting the issuance, trading, or use of NXQ tokens could impose additional compliance costs, limit the token's use cases, or restrict its market, thereby affecting the Company's operational model and growth prospects.

Partnership and Collaboration Risk: NexQloud's expansion and innovation heavily rely on strategic partnerships and collaborations.

Failure to forge or sustain these relationships could limit access to essential technologies, markets, and resources, hampering growth and reducing competitive advantage in the rapidly evolving cloud computing sector.

Product Liability Risk: NexQloud faces potential liability for platform errors, failures, or security breaches that could cause user data loss or damage.

Such incidents could lead to substantial financial liabilities, damage the Company's reputation, and erode user trust, significantly impacting its market position and growth prospects.

Hardware Contributor Attrition Risk: The sustainability of NexQloud's decentralized network depends on the continuous participation of hardware contributors.

A significant reduction in their numbers could lead to decreased network capacity and performance, undermining the platform's value proposition and its ability to meet customer demands.

Reward Distribution Risk: The attractiveness of NexQloud's platform to hardware contributors hinges on the equitable and prompt distribution of NXQ tokens as rewards.

Inefficiencies or inaccuracies in reward distribution could lead to dissatisfaction among contributors, potentially resulting in decreased participation and adversely affecting the network's capacity and reliability.

Interoperability Risk: NexQloud's platform must seamlessly integrate with a wide range of devices and platforms to maintain a robust decentralized network.

Any failure in ensuring interoperability can lead to inefficiencies, reduced network performance, and a compromised user experience, potentially deterring adoption.

Reputation Risk: In the highly competitive cloud computing industry, NexQloud's success is significantly influenced by its public image.

Negative publicity, whether justified or not, can swiftly erode trust among users and investors, impacting the platform's growth and sustainability.

Force Majeure Risk: NexQloud's operations are susceptible to disruptions from unforeseeable events such as natural disasters, pandemics, or geopolitical conflicts.

These events can severely impact infrastructure, personnel, and the overall ability to maintain service continuity.

Exchange Rate Risk: Given the global nature of NexQloud's operations and the reliance on NXQ tokens, fluctuations in currency exchange rates can materially affect operational costs and financial performance.

This risk is particularly pertinent for transactions involving the conversion between NXQ tokens and fiat currencies.

NFT Value Risk: The value of NFT issued by NexQloud is subject to market dynamics and speculative forces.

There's no guarantee that these NFTs will appreciate or maintain their value over time, posing a risk to hardware contributors who might expect their NFT licenses to be a form of investment.

NFT Liquidity Risk: The market for NexQloud's NFT licenses may experience limited liquidity, challenging license holders to sell or trade their NFTs at expected prices, potentially leading to dissatisfaction or financial loss for contributors.

Hardware Resource Score Depreciation Risk: As technology progresses, the computational power of existing hardware within NexQloud's network may diminish relative to newer devices, potentially requiring contributors to upgrade their hardware to maintain earning potential, resulting in additional financial burden.

Platform Launch Risk: The successful launch of NexQloud hinges on aggregating a minimum of functioning and connected devices to ensure a viable decentralized network.

Failure to achieve this critical mass could delay or prevent the platform's launch, undermining its business model and future prospects.

Earnings Fluctuation Risk: Contributors' earnings from providing computational resources to NexQloud may vary significantly due to changes in demand within the ecosystem.

This variability can affect contributors' motivation and the overall stability of the network's supply of computational power.

Hardware Obsolescence Risk: The rapid pace of technological advancement poses a risk of hardware used by contributors becoming obsolete.

As newer, more efficient devices join the network, older hardware may earn less over time, pressuring contributors to continuously invest in updated equipment to remain competitive.

Reward Distribution Inequality Risk: Evolutions within the NexQloud ecosystem might skew reward mechanisms, potentially favoring the inclusion of newer, more technologically advanced hardware, which could lead to a perception of unfairness among contributors.

Regulatory Risk for NFTs: The regulatory landscape for NFTs remains fluid, with potential changes that could affect the issuance, trade, or transferability of NFT licenses, posing compliance and operational challenges for NexQloud.

User Expectation Risk: There is a risk that users may harbor unrealistic expectations about the potential for NFT's to appreciate in value, which could lead to user dissatisfaction or disputes if market conditions do not meet those expectations.

Technology Integration Risk: Integrating NFT technology into the NexQloud platform presents technical challenges that could result in delays or constraints on functionality, affecting the platform's overall user experience and utility.

Strategic Focus Risk: Concentrating resources on promoting NFT digital keys may detract from NexQloud's core operational objectives, potentially hindering the platform's development, growth, and the realization of its full market potential.

Legal Challenges with NFTs Risk: NexQloud could face legal hurdles in different jurisdictions related to the issuance, ownership, and trading of NFT's, which could impede operations or lead to financial liabilities.

Ecosystem Participation Risk: The platform's long-term viability hinges on attaining a balanced and active participation from hardware contributors and users.

Insufficient engagement from either group could undermine the ecosystem's sustainability.

Additional Risks Related to NFTs: investors should be aware that NFTs issued as part of our community-building incentive program carry inherent risks. The value and utility of the NFTs are subject to significant fluctuations influenced by market dynamics, regulatory changes, and the operational success of the Company's decentralized cloud computing platform. There is no guarantee that the NFTs will retain their value or be universally accepted as a form of reward or currency within or outside the NexQloud ecosystem. As such, participants of our program may face the risk of loss, including but not limited to, the diminution of the NFTs' market value, limited liquidity options for converting NFTs into fiat or other digital currencies, and potential regulatory actions that could impact the possession, use, or trade of NFTs.

A Promoter of the Company has civil judgments and tax liens.

Antoine Mcbay may be considered a "promoter" of the Company, as such term is defined by the SEC. Mr. Mcbay has had civil judgments and tax liens, including a judgment for $3,685.00 in February 2019 and a federal tax lien of $18,004.00 in February 2014.

Our Chairman of the Board had a civil judgment.

Our Chairman of the Board, Jason Thomas, had a civil judgment of approximately $80,000.00 in 2009. This judgement was being paid as agreed with a balance remaining of about $58,000.00. However, the owed party died, and further payments were unable to be made due to lack of estate planning.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

NexQloud leverages a decentralized cloud computing model to offer scalable, cost-effective containerized cloud services to small and medium-sized businesses, generating revenue through subscription-based fees and pay-per-use billing for computational resources.

Business Plan

NexQloud's Business Plan
Executive Summary

Overview: NexQloud introduces a revolutionary approach to cloud computing by leveraging decentralized technology to create a secure, efficient, and scalable cloud service platform. Through the utilization of blockchain technology and smart contracts, NexQloud enables individuals and businesses to contribute their computational resources to the cloud, receiving compensation in NXQ tokens. This model not only democratizes cloud computing but also significantly reduces costs and environmental impact compared to traditional cloud services.

Mission: To revolutionize the cloud computing industry by providing a decentralized, secure, and cost-effective alternative to traditional cloud services, empowering both individual hardware contributors and businesses through an innovative token economy.

Vision: To become the leading provider of decentralized cloud computing services, recognized for our contribution to reducing the carbon footprint of the IT industry and making cloud computing accessible to businesses of all sizes worldwide.

Business Model: NexQloud generates revenue through a combination of subscription fees, pay-per-use charges for computational resources, and tiered service offerings. The innovative use of

NXQ tokens within the ecosystem incentivizes participation and facilitates a self-sustaining economy.

Market Analysis
Industry Background: The cloud computing industry is witnessing a paradigm shift towards decentralized models. This transition is driven by the need for greater security, lower costs, and reduced environmental impact. NexQloud is positioned at the forefront of this shift, addressing key industry challenges such as centralized vulnerabilities, high operational costs, and significant carbon emissions from traditional data centers.

Market Needs: Businesses demand more flexible, secure, and cost-effective cloud computing solutions. There's a growing emphasis on sustainability and reducing the environmental impact of IT operations. NexQloud meets these needs by offering a decentralized platform that is not only more resilient and cost-effective but also environmentally friendly.

Competitive Landscape: NexQloud operates in a competitive environment with traditional cloud service providers like AWS, Google Cloud, and Microsoft Azure. However, its decentralized model, token economy, and focus on sustainability distinguish it from competitors, offering unique value propositions such as reduced latency, lower costs, and eco-friendly computing.

Target Market: NexQloud targets small to medium-sized businesses (SMBs) across various sectors, with a focus on industries that require significant computational resources such as AI, big data analytics, and IoT. The flexibility and cost-effectiveness of NexQloud's platform are particularly appealing to startups and companies in data-intensive sectors looking to scale efficiently.

Growth Potential: The global shift towards decentralized services and sustainable business practices presents a significant growth opportunity for NexQloud. By capitalizing on these trends, NexQloud aims to rapidly expand its market share and establish itself as a leader in the next generation of cloud computing services.

Product/Service Offering
Decentralized Cloud Services: NexQloud offers a suite of cloud computing services leveraging a decentralized network of devices. These services include virtual servers, storage solutions, and computing power for processing large-scale computations, all powered by blockchain technology for enhanced security and reliability.

NFT Licensing and Token Rewards: A unique aspect of NexQloud's offering is the use of NFT (Non-Fungible Token) licenses that hardware contributors purchase to connect their devices to the NexQloud network. In return for contributing computational resources, participants earn NXQ rewards, creating a symbiotic relationship between the platform and its contributors.

Market Differentiation: Unlike traditional cloud providers, NexQloud introduces an innovative tokenomics model that not only incentivizes the sharing of unused computational resources but also democratizes access to cloud computing services. This approach reduces operational costs for businesses and contributes to a more sustainable and environmentally friendly cloud computing model.

Marketing and Sales Strategy
Target Market Engagement: NexQloud's marketing strategy is tailored to small and medium-sized businesses in sectors like AI, big data, IoT, and any industry requiring extensive

computational resources. By highlighting the cost savings, scalability, and environmental benefits of NexQloud's decentralized cloud services, the company aims to attract businesses seeking an alternative to traditional cloud offerings.

Sales Channels: Sales efforts will focus on direct outreach, digital marketing campaigns, and partnerships with industry influencers to educate potential customers on the advantages of decentralized cloud computing. NexQloud will also leverage social media, SEO, and content marketing to build brand awareness and drive user acquisition.

Customer Acquisition and Retention: By offering competitive pricing, exceptional customer support, and a community-driven approach, NexQloud plans to not only attract but also retain customers in the long term. The token rewards system and NFT licensing model provide ongoing value to hardware contributors, ensuring a stable and scalable network of computational resources.

Operational Plan
Technical Infrastructure: NexQloud's operations are supported by a robust technical infrastructure that includes Linux-based servers, VMware for virtualization, Docker containers, and Kubernetes for orchestration. The platform employs advanced AI algorithms for resource allocation and management, ensuring high availability and performance of cloud services.

Human Resources: The team comprises experts in blockchain technology, cloud computing, and software development, supported by marketing, sales, and customer support professionals. NexQloud fosters a culture of innovation, collaboration, and continuous learning to drive the company's growth and success.
Facilities: As a cloud-based company, NexQloud operates with a remote-first policy, allowing for a global talent pool. The company utilizes virtual offices and co-working spaces for team meetings and collaborations, reducing overhead costs and supporting a flexible work environment.

Risk Analysis and Mitigation Strategies Understanding and addressing the risks associated with launching and scaling a decentralized cloud computing platform is crucial to NexQloud's long-term success.

Financial Plan and Projections:

While detailed financial projections are not included in this section, NexQloud's financial strategy focuses on achieving operational profitability within the first three years. The Company plans to reinvest a significant portion of its revenues in technology development, marketing initiatives, and global expansion efforts. A conservative approach to expenditure, combined with an aggressive growth strategy, positions NexQloud for financial success and stability.

Legal and Compliance NexQloud is committed to operating with the highest legal and ethical standards. The Company's legal strategy includes rigorous compliance with data protection laws, intellectual property rights protection, and adherence to financial regulations affecting blockchain technologies and digital currencies.

Operational Plan and Infrastructure NexQloud's operational strategy is designed to support a scalable, secure, and efficient decentralized cloud computing service. The infrastructure leverages blockchain technology to create a distributed network of computing resources, reducing reliance on traditional data centers and minimizing environmental impact.

Key Operational Components:

• Network Infrastructure: Utilizes a peer-to-peer architecture to connect hardware contributors' devices across the globe, creating a robust and resilient network capable of handling diverse computing tasks with redundancy and fault tolerance.

• Security and Data Privacy: Implements end-to-end encryption, regular security audits, and compliance with global data protection regulations to ensure the integrity and confidentiality of data processed on the NexQloud platform.

• Hardware Contributor Integration: Simplifies the process for individuals and businesses to join the network as hardware contributors, including intuitive onboarding, automated resource allocation, and real-time monitoring of device performance.

• Resource Allocation and Management: Employs AI and machine learning algorithms to dynamically allocate computing resources based on demand, optimizing network efficiency and ensuring fair compensation for hardware contributors.

• Sustainability Initiatives: Focuses on energy-efficient computing and encourages the use of renewable energy sources among hardware contributors, aligning with global efforts to reduce carbon emissions in the tech industry.

Facilities and Location: NexQloud operates a remote-first policy, with a virtual headquarters established in a major tech hub to leverage talent, networking opportunities, and access to innovation ecosystems. Physical presence is maintained through co-working spaces and strategic partnerships for R&D activities.

Technology Development and Innovation Continual innovation is at the heart of NexQloud's strategy. The development team is committed to refining the platform's blockchain infrastructure, enhancing the efficiency of the decentralized network, and exploring new applications for decentralized computing in various industries.

Key Development Areas:

• Blockchain and Smart Contracts: Ongoing improvements to blockchain protocols and smart contract functionality to increase transaction speeds, reduce costs, and expand the range of possible computing services.
• AI and Machine Learning: Development of proprietary AI algorithms to predict network demand, optimize resource allocation, and enhance the security of the decentralized network.
• Edge Computing Integration: Expanding the platform's capabilities to support edge computing applications, enabling real-time data processing closer to data sources and users.
• Sustainability Technology: Research into new methods for reducing the energy consumption of computing tasks and incentivizing the use of green technology among network participants.

Compliance and Regulatory Strategy Navigating the complex regulatory landscape of blockchain technology and decentralized services is crucial for NexQloud's success. The Company actively engages with regulatory bodies, participates in industry forums, and collaborates with legal experts to ensure compliance with financial, data protection, and technology regulations in all operating markets. This proactive approach to compliance not only mitigates legal risks but also

positions NexQloud as a leader in responsible and ethical development within the decentralized computing sector.

Management Team and Governance NexQloud is led by a seasoned management team with deep expertise in cloud computing, blockchain technology, and startup growth. The team's leadership is characterized by a blend of technical innovation, strategic vision, and commitment to sustainable computing practices. NexQloud is committed to high standards of corporate governance, with policies and practices designed to protect the interests of all stakeholders. The governance framework emphasizes transparency, accountability, and ethical business conduct.

• Stakeholder Engagement: Regular communication with investors, hardware contributors, users, and regulatory bodies to ensure alignment with the Company's vision and compliance with industry standards.

• Sustainability and Ethics Committee: Oversees NexQloud's commitment to environmental sustainability and ethical business practices, ensuring these principles are integrated into all aspects of the Company's operations and strategic planning. Looking forward as NexQloud progresses towards its goals of reshaping the cloud computing landscape through decentralization, the management team remains focused on innovation, growth, and the continuous improvement of the platform. With a strong foundation in place, NexQloud is poised to lead the transition to a more sustainable, efficient, and equitable computing future.

The Company's roadmap includes expanding its network of hardware contributors, enhancing platform features, and exploring new markets and applications for decentralized computing. Through strategic partnerships, continuous technological advancement, and a commitment to sustainability, NexQloud aims to achieve its vision of becoming the leading provider of decentralized cloud services worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Thomas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of Board, Director: 1/29/24 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jason Thomas has been a director and shareholder of Rydeum Technologies, Inc. since 2019, contributing his expertise to a company committed to empowering the underprivileged through

technology. Rydeum Technologies excels in delivering innovative solutions across a broad spectrum of services, including mobility software for efficient workforce management, fintech applications for secure financial transactions, telehealth platforms that connect medical professionals with patients, and custom software solutions tailored to specific needs. Under his direction, the company emphasizes time and cost savings for its clients, bolstered by a team of leading developers, consultants, designers, and project managers, all dedicated to achieving clients' success metrics through innovative solutions

Education

Oakwood University Bachelor of Science in Finance

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Raju Vegesna

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: 1/29/24 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Raju Vegesna has served as the CTO of OM Holdings International, Inc. since January 2021, where he has been instrumental in developing, managing, and deploying OMHI's patent-pending technology. This innovation aims to amalgamate multiple service providers onto a single platform, leveraging OMHI's physical retail outlets as operational hubs. The technology facilitates free onboarding for a diverse range of businesses, including taxi companies, grocery stores, restaurants, healthcare providers, and babysitters, enabling them to offer their products and services on demand. In exchange, OMHI secures a modest commission from each successful transaction, aspiring to position its app as the primary resource for goods and services in the Caribbean, a region largely underserved by Amazon Prime and similar on-demand services. Beyond OMHI, Raju has co-founded and led several ventures across various domains, from SAP Consulting to Mobile Apps, showcasing his extensive enterprise-level CTO experience.

Education

Kansas State University MS, Computer Science 2001 - 2003 Jawaharlal Nehru Technological University Computer Science and Engineering 1997 - 2001

Name

Mauro Terrinoni

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 1/29/24 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mauro Terrinoni, a co-founder of several tech companies, has played a pivotal role in their growth and development. Prior to NexQloud, he led Enerinvest, a London-based PropTech SaaS firm, since 2019. His broad experience spans founding and managing numerous successful companies in insurance, finance, and real estate sectors, delving into insuretech, proptech, and fintech. With a solid background in blue-chip investment banks and private equity funds, Mauro has adeptly raised private capital and directed restructurings and exits for private entities. At Enerinvest, he focused on developing proprietary cloud solutions for major property owners like banks, public entities, property funds, and servicers, enhancing their operations, sales channels, and partner engagements. His leadership saw the launch of Crossroad.app, a cutting-edge digital platform for real estate task and workflow management, and a white-label property auction solution that successfully facilitated the sale of over 300 properties.

Education

Cornell Johnson Graduate School of Management MBA, Finance

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 24 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	25,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the Crowd SAFE's convert will be subject to dilution when these SAFE's convert into the Company's capital stock.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of SAFE (Simple Agreement		$763,018.89	Intermediary Fees, Campaign marketing	June 12, 2024	Regulation CF

			expenses or related reimbursement, Estimated Attorney Fees, Estimated Accountant/Auditor Fees, General Marketing, Research and Development, Equipment Purchases, Future Wages, and General Working Capital		
for Future Equity)					

Ownership

The majority of the company is owned by Blackstone Capital Partners, LTD.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Blackstone Capital Partners	88.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Software Development. We do not anticipate generating revenue until the 3rd Quarter of 2025.

In the 12 months following receipt of the Offering proceeds, NexQloud management is committed to implementing a comprehensive strategy aimed at optimizing operational efficiency, driving user base growth, and advancing our technological edge. This strategy is designed to position NexQloud towards profitability and sustainable growth. These subsequent rounds of

financing are integral to our strategic plan, enabling us to scale our operations, enhance our platform's capabilities, and enter new markets more effectively. We believe that disclosing these plans is in the spirit of transparency and provides our potential investors with a comprehensive view of our funding strategy and the ambitious trajectory we envision for NexQloud. While these plans are indicative of our growth ambitions, they are, of course, subject to market conditions, investor interest, and regulatory compliance. Our immediate focus remains on successfully closing the current Reg CF offering and utilizing those funds to achieve key operational and technological milestones, setting the foundation for our future endeavors.

Liquidity and Capital Resources

On June 12, 2024 the Company conducted an offering pursuant to Regulation CF and raised $763,018.89.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

NexQloud currently anticipates supplementing the proceeds from the Offering with potential future capital raises. NexQloud aims to ensure adequate funding for operational scalability, technological advancement, and market expansion.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jason Thomas
(Signature)

Jason Thomas
(Name)

Chairman of Board
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Nexqloud Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nexqloud Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 21, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	388,991
Total Current Assets	388,991
TOTAL ASSETS	388,991
LIABILITIES AND EQUITY	
Liabilities	
Long-term Liabilities	
Future Equity Obligations	763,019
Total Long-Term Liabilities	763,019
TOTAL LIABILITIES	763,019
Commitments and Contingencies (Note 4)	
EQUITY	
Common Stock	2,500
Additional Paid in Capital	47,500
Accumulated Deficit	(424,028)
Total Equity	(374,028)
TOTAL LIABILITIES AND EQUITY	388,991

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	53,966
General and Administrative	215,463
Research and Development	150,326
Rent and Lease	4,473
Total Operating Expenses	424,228
Operating Income (loss)	(424,228)
Other Income	
Other	200
Total Other Income	200
Earnings Before Income Taxes	(424,028)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(424,028)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(424,028)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(424,028)
FINANCING ACTIVITIES	
Proceeds from Future Equity Obligations	763,019
Proceeds from Common Stock	2,500
Proceeds from Additional Paid-in Capital	47,500
Net Cash provided by (used in) Financing Activities	813,019
Cash at the beginning of period	-
Net Cash increase (decrease) for period	388,991
Cash at end of period	388,991

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/29/2024 (Inception)	-	-	-	-	-
Issuance of Common Stock	25,000,000	2,500	47,500	-	50,000
Net Income (Loss)	-	-	-	(424,028)	(424,028)
Ending Balance 12/31/2021	25,000,000	2,500	47,500	(424,028)	(374,028)

Nexqloud Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1– ORGANIZATION AND NATURE OF ACTIVITIES

Nexqloud Technologies, Inc. ("the Company") was formed in Delaware on January 29th, 2024. The Company provides cloud computing to enterprise clients, through a decentralized network of nano servers. The Company employs proprietary technology to manage the network of nano servers, including Blockchain technology and A.I.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Digital Assets – Native Tokens

The Company utilizes a native digital token ("NXQ") as part of its decentralized cloud computing model, compensating contributors of computing resources, primarily through compact digital devices known as NanoServers. All NXQ tokens are issued and legally held by NexQloud Technologies SGD PTE. LTD., an affiliated entity incorporated in Singapore, which acts as Trustee of the NXQ tokens under a Digital Asset Trust Agreement for the exclusive benefit of NexQloud Technologies, Inc. Pursuant to an Administrative Services Agreement, NexQloud Technologies SGD PTE. LTD. also manages the operational activities related to NXQ tokens, including centralized exchange (CEX) listings, liquidity management, and custodial services, at the direction and under the full control of NexQloud Technologies, Inc. As of December 31, 2024, the value of each NXQ token was approximately $123 per token with circulating supply of approximately 1,002,247 Tokens. The total supply of NXQ tokens remains capped at 21 million. However, due to insufficient trading volume, limited market liquidity, and the absence of reliable price discovery mechanisms, the Company has determined that the NXQ token does not have a readily determinable fair value under ASC 820. Accordingly, consistent with ASC 350, NXQ tokens are classified as indefinite-lived intangible assets and carried at cost. As the tokens were internally generated without an acquisition cost basis, the Company records a carrying value of $0 for its token holdings. No impairment losses have been recognized as of the reporting date.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions

in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, certain related parties, including family members of the Company's officers and directors, participated in the Company's issuance of SAFE (Simple Agreement for Future Equity) instruments. These SAFEs were purchased on the same terms and conditions as those offered to unrelated third-party investors through a registered crowdfunding portal. See Note 5 – Liabilities and Debt for additional details of the SAFE agreements entered into.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) – During the year ending December 31st, 2024, the Company entered into numerous SAFE agreements (Simple Agreements for Future Equity). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated valuation cap. While there is no base discount rate, the Company has implemented a tiered incentive structure whereby investors may receive a discount ranging from 10% to 30% based on their investment amount. Investors contributing $500–$4,500 receive a 10% discount, $5,000–$49,500 receive a 20% discount, and those investing $50,000 or more receive a 30% discount along with a Most Favored Nations (MFN) clause.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-

Thereafter	-

*The above table excludes amounts related to outstanding SAFE agreements, which are classified as debt but presented separately.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 common shares with a par value of $0.0001 per share. 25,000,000 common shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2025, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.